Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 ASR of our report dated February 27, 2012, relating to the financial statements and financial statement schedule of Post Apartment Homes, L.P. (which report expresses an unqualified opinion and include an explanatory paragraph related to a change in the presentation of comprehensive income due to the adoption of Accounting Standards Update 2011-05), and the effectiveness of Post Apartment Homes, L.P.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Post Apartment Homes, L.P. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

May 31, 2012